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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939


                                 METALLURG, INC.
                               (Name of applicant)

                               27 EAST 39TH STREET
                            NEW YORK, NEW YORK 10016
                     (Address of principal executive office)




           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

           Title of Class                                         Amount

    SENIOR SECURED NOTES DUE 2007                              $60,000,000(1)



      Approximate date of proposed public offering:

      ON, OR AS SOON AS PRACTICABLE AFTER, THE EFFECTIVE DATE (AS DEFINED IN THE APPLICANT'S FOURTH AMENDED AND RESTATED JOINT PLAN OF REORGANIZATION, DATED DECEMBER 18, 1996).



                     Name and Address of agent for services:

                             ERIC L. SCHONDORF, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                 METALLURG, INC.
                               27 EAST 39TH STREET
                            NEW YORK, NEW YORK 10016
                                 (212) 686-4010



                                   Copies to:


                              RONALD F. DAITZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

THE APPLICANT HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL: (I) THE 20TH DAY AFTER THE FILING OF A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERCEDE THIS AMENDMENT, OR (II) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(C) OF THE ACT, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE APPLICANT.


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--------

(1) The principal amount of the Senior Secured Notes due 2007 is subject to adjustment as provided for in the Applicant's Fourth Amended and Restated Joint Plan of Reorganization, dated December 18, 1996.

                                    GENERAL

1. GENERAL INFORMATION. Furnish the following information as to the applicant:

      (a)   Form of organization:

            A corporation.

      (b)   State or other sovereign power under the laws of which organized:

            New York.

2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933, as amended (the "Securities Act"), is not required.

      Capitalized terms not otherwise defined in this Form T-3 have the respective meanings assigned to them in that certain Disclosure Statement (the "Disclosure Statement"), a copy of which is included as Exhibit T3E.1 to this Form T-3.

      Metallurg, Inc., a New York corporation (the "Applicant"), and a debtor in possession under chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"), intends to issue Senior Secured Notes due 2007 (the "Indenture Securities") on or about the Effective Date (defined below), in accordance with the Applicant's Fourth Amended and Restated Joint Plan of Reorganization (the "Plan"), which the Applicant, together with Shieldalloy Metallurgical Corporation, a New York corporation and wholly-owned subsidiary of the Applicant ("SMC"), filed with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") on December 18, 1996. The interest rate on the Indenture Securities will be 12% per annum. The Indenture Securities will mature upon the tenth anniversary of the Effective Date. On or about February 26, 1997, the Plan was confirmed by the Bankruptcy Court.

      The Applicant presently expects that the Effective Date and the consummation of transactions contemplated by the Plan will occur on or about March 31, 1997 (the "Effective Date"). On the Effective Date, among other things, certain of the Applicant's existing creditors will receive, in satisfaction of existing claims, a pro rata share of the value of the "Plan Consideration." The Plan Consideration consists of (i) $30,000,000 in cash, (ii) $60,000,000(1) aggregate principal amount of the Indenture Securities and (iii) approximately 4,750,000 shares of the Applicant's common stock to be issued under the Plan.

      The Applicant believes that the offer and exchange on the Effective Date of the Indenture Securities as described above are exempt from the registration requirements of the Securities Act and of equivalent state securities and "blue sky" laws, by section 1145(a)(1) of the Bankruptcy Code. Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Applicant believes that the offer and exchange of the Indenture Securities under the Plan will satisfy such requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above.

--------
(1) THE PRINCIPAL AMOUNT OF THE INDENTURE SECURITIES IS SUBJECT TO ADJUSTMENT AS PROVIDED FOR IN THE APPLICANT'S PLAN.

                                 AFFILIATIONS

3. AFFILIATES. Furnish a list or diagram of all affiliates of the Applicant and indicate the respective percentages of voting securities or other bases of control.

                             AS OF MARCH 17, 1997
                             --------------------


                                                        Percentage of
                                                        Voting Securities
                                                        Owned Directly or
      Applicant's Controlled Affiliates                 Indirectly by Applicant
      ---------------------------------                 -----------------------

      Companhia Industrial                                            100%
      Fluminense(1)

      Metallurg (Canada) Limited(1)                                   100%

      Metallurg (Far East) Limited(1)                                 100%

      Ferrolegeringar Aktiengesellschaft(1)                           100%

      Metallurg Mexico S.A. de C.V.(1)                                100%

      Aktiebolaget Ferrolegeringar(1)                                 100%

      Metallurg South Africa (Pty.) Limited(1)                        100%

      Metallurg International Resources                               100%
      GmbH(1)

      Brandau y Cia S.A.(1)                                           100%

      London & Scandinavian                                           100%
      Metallurgical Co, Limited(1)

      Shieldalloy Metallurgical                                       100%
      Corporation(1)

      Metallurg do Brasil Ltda.(1)                                    100%

      Turk Maadin Sirketi(1)                                          100%

      Aluminum Powder Company Limited(2)                              100%

      Metallurg Services, Inc.(1)                                     100%

      Mineracao Serido S.A.(3)                                        100%

      Metallurg S.P. Ind. Com.                                        100%
        de Metais Ltda.(4)

      W.T. Mines Limited(6)                                           100%

      Stand 359 Wadeville                                             100%
        Extension 4 (Pty.) Limited(6)

      Atlantic Alloys and Chemicals                                   100%
        Limited(1)

      Caribbean Metals & Alloys Limited(1)                            100%

      M & A Powders Limited(2)                                        100%

      Alpoco Developments Limited(9)                                  100%

      Metalloys Limited(9)                                            100%

      Tantalum Corporation(1)                                         100%

      Montan Aktiengesellschaft(1)                                    100%

      S.A. Vickers Limited(2)                                         100%

      H.M.I. Limited(2)                                               100%

      Metal Alloys (South Wales)                                      100%
       Limited(2)

      Ferrolegeringar Metallurg Yugoslavia(5)                         100%

      Montanistica S.A.(1)                                            100%

      MIR (China), Inc.(1)                                            100%

      GfE Metalle und Materialien GmbH(7)                             100%

      GfE Giesserei und Stahlwerksbedarf(7)                           100%

      Shawdon Enterprises Limited (8)                                 100%

      FAG Poland Sp. z. o. o.(5)                                      100%

      Metallurg Rijeka(1)                                             100%

      Metallurg Holdings Corporation(1)                               100%

      Metallurg, Inc.(1)                                              100%

      Shieldalloy Metallurgical Corporation(1)                        100%

      Elektrowerk Weisweiler GmbH(1)                                   98%

      Gesellschaft fur Elektrometallurgie mbH(1)                       99%

      GfE Umwelttechnik GmbH(7)                                        99%

      Keramed Medizintechnik GmbH(7)                                   99%

      Metalchimica S.r.l.(5)                                           95%

      Aleaciones Metalurgicas Venezolanas C.A.(1)                      80%

      Societe Miniere du Kivu(7)                                       70%

      Metallurg International Resources Russia Limited(8)              60%

      Ampal, Inc.(1)                                                   50%

      RZM-Recyclingzentrum Mittelfranken GmbH(7)                     49.95%

      AMSA(6)                                                          49%

      Compagnie des Mines et Metaux(1)                                 21%

      Solikamsk Magnesium Works(10)                                     5%


      As of the Effective Date, voting securities of non-U.S. subsidiaries or the Applicant (other than Metallurg (Canada) Limited and Elektrowerk Weisweiler
GmbH) will be transferred to Metallurg Holdings Corporation.

--------------

(1) Voting securities owned directly by the Applicant. As of the Effective Date, voting securities of non-U.S. subsidiaries of the Applicant (other than Metallurg (Canada) Limited and Elektrowerk Weisweiler GmbH) will be transferred to Metallurg Holdings Corporation.
(2) Voting securities owned directly by London and Scandinavian Metallurgical Co, Limited.
(3)   Voting securities owned directly by Metallurg do Brasil Ltda.
(4)   Voting securities owned directly by Companhia Industrial Fluminense.
(5)   Voting securities owned directly by Ferrolegeringar Aktiengesellschaft.
(6)   Voting securities owned directly by Metallurg South Africa (Pty.) Limited.
(7) Voting securities owned directly by Gesellschaft fur Elektrometallurgie mbH.

(8)   Voting securities owned directly by Metallurg International Resources
      GmbH.
(9)   Voting securities owned directly by Aluminum Powder Company Limited.
(10)  Voting securities owned directly by Shawdon Enterprises Limited.


      Applicant's Controlling Affiliates                Bases of Control
      ----------------------------------                ----------------

        Not Applicable                                    Not Applicable

            AS OF THE EFFECTIVE DATE OF THE PLAN OF REORGANIZATION

      The corporate structure of the Applicant will not change from the structure described above.


                            MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the Applicant and all persons chosen to become directors or executive officers. Indicate all offices with the Applicant held or to be held by each person named.

                             AS OF MARCH 17, 1997
                             --------------------


Name                    Mailing Address                   Office
----                    ---------------                   ------

Michael A. Standen      c/o Metallurg, Inc.               Chairman of the Board,
                        27 East 39th Street               President and Chief
                        New York, New York 10016          Executive Officer

Steven N. Rappaport     c/o Metallurg, Inc.               Director
                        27 East 39th Street
                        New York, New York  10016

Alan D. Ewart           c/o Metallurg, Inc.               Director
                        27 East 39th Street
                        New York, New York  10016

Dr. Hans Spilker        c/o Metallurg, Inc.               Director
                        27 East 39th Street
                        New York, New York  10016

J. Richard Budd, III    c/o Metallurg, Inc.               Senior Vice President
                        27 East 39th Street
                        New York, New York 10016

Michael A. Banks        c/o Metallurg, Inc.               Vice President
                        27 East 39th Street               Administration
                        New York, New York 10016

Barry C. Nuss           c/o Metallurg, Inc.               Vice President
                        27 East 39th Street               Finance
                        New York, New York 10016

Eric L. Schondorf       c/o Metallurg, Inc.               Vice President and
                        27 East 39th Street               General Counsel
                        New York, New York 10016


            AS OF THE EFFECTIVE DATE OF THE PLAN OF REORGANIZATION
            ------------------------------------------------------

      It is anticipated that the executive officers of the Applicant will continue to serve in their respective capacities immediately after consummation of the plan. As of the Effective Date, the Applicant's new Board of Directors will be as follows:

Name                    Mailing Address                   Office
----                    ---------------                   ------

Michael A. Standen      c/o Metallurg, Inc.               Chairman of the Board
                        27 East 39th Street               and President
                        New York, New York 10016

Alan D. Ewart           c/o Metallurg, Inc.               Director
                        27 East 39th Street
                        New York, New York  10016

John Bauer              c/o Contrarian Capital            Director
                        Management, L.L.C.
                        411 West Putnam Avenue - Suite 225
                        Greenwich, Connecticut  06830

Herb Seif               c/o SBC Capital Markets, Inc.     Director
                        45 Broadway Atrium
                        New York, New York  10006

Peter Langerman         c/o Mutual Series Fund, Inc.      Director
                        51 John F. Kennedy Parkway
                        Short Hills, New Jersey  07078

5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10% or more of the voting securities of the Applicant.

                             AS OF MARCH 17, 1997
                             --------------------

Name and                            Title of            Amount          % of
Mailing Address                     Class Owned         Owned           Class
---------------                     -----------         -----           -----

Voting Trust(1)                     Common Stock        2,005(2)        100%
c/o Metallurg, Inc.
27 East 39th Street
New York, New York 10016
------------

(1) The Voting Trust was established by a voting trust agreement, dated July 5, 1989, by and among the beneficial owners of the shares of stock of the Applicant, the trustees named therein and Hartmann & Craven, Esq., as depositories.

(2) Mr. Standen is the beneficial owner of 400 shares held of record by the Voting Trust.


           AS OF THE EFFECTIVE DATE OF THE PLAN OF REORGANIZATION(1)
           ---------------------------------------------------------

      Upon consummation of the Plan, all of the currently outstanding securities of the Applicant will be cancelled. As of the Effective Date of the Plan, the following persons are expected to own 10% or more of the authorized and outstanding voting securities of the reorganized Applicant, as provided in the Plan.

Name and                            Title of            Amount          % of
Mailing Address                     Class Owned         Owned           Class
---------------                     -----------         -----           -----

Mutual Series Fund, Inc.            Common Stock        1,353,000       27.0%
51 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Contrarian Capital                  Common Stock        839,000         16.8%
Management, L.L.C.
411 West Putnam Avenue - Suite 225
Greenwich, Connecticut 06830

Morgans, Waterfall, Vintiadis       Common Stock        743,000         14.9%
 & Company, Inc.
10 East 50th Street - 26th Floor
New York, New York 10022

Cerberus Partners, L.P.             Common Stock        709,000         14.2%
950 Third Avenue
New York, New York 10022

SBC Capital Markets, Inc.           Common Stock        549,000         11.0%
45 Broadway Atrium
New York, New York 10006
------------

(1) The amounts set forth in this table are estimates based upon the claims held by creditors of the Applicant and SMC as of January 23, 1997 as well as the assumptions set forth in the Applicant's and SMC's Joint Disclosure Statement for the Plan, dated December 18, 1996. Such claims, in turn, are based upon the records of the Applicant's claims reconciliation agent as of January 23, 1997 and other transactions reported to the Applicant but not reflected on such record.


                                 UNDERWRITERS

6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the Applicant which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

      (a) No person has acted as an underwriter of any securities of the Applicant, within the three years prior to the date hereof, which securities are outstanding on the date hereof.

      (b) No person will act as underwriter or private placement agent of the Indenture Securities.


                              CAPITAL SECURITIES

7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the Applicant.

                             AS OF MARCH 17, 1997

Title of Class             Amount Authorized           Amount Outstanding
--------------             -----------------           ------------------

Common Stock                        10,000                        2,005



              ON THE EFFECTIVE DATE OF THE PLAN OF REORGANIZATION

      Upon consummation of the Plan, all of the currently outstanding securities of the Applicant will be cancelled and the authorized and outstanding securities of the reorganized Applicant, as provided in the Plan, will be as follows:

Title of Class             Amount Authorized           Amount Outstanding
--------------             -----------------           ------------------

Common Stock               15,000,000                  approximately 5,000,000

Indenture Securities(1)    $60,000,000 aggregate       $60,000,000 aggregate
                           principal amount            principal amount

----------
(1) The principal amount of the Indenture Securities is subject to adjustment as provided for in the Applicant's Plan.

      (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

      Each share of Common Stock of the Applicant will be entitled to one vote, and the Applicant's Certificate of Incorporation will not provide for cumulative voting. The Indenture Securities are not entitled to any voting rights.


                             INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

      All references to the Indenture herein refer to the Indenture (the "Indenture") to be dated as of the Effective Date between the Applicant, SMC and IBJ Schroder Bank & Trust Company, as trustee (the "Trustee"). Capitalized terms used in this Section 8 which are not otherwise defined below or elsewhere in this Application on Form T-3 have the respective meanings assigned to them in the Indenture. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety, by reference to all of the provisions of the Indenture. A copy of the Indenture, including the form of Indenture Securities, is included as Exhibit T3C hereto.

      (A) EVENTS OF DEFAULT AND WITHHOLDING OF NOTICE. The following are Events of Default under the Indenture: (i) failure by the Company to pay interest on any Security when the same becomes due and payable, which failure continues for a period of 30 days; (ii) failure by the Company to pay the principal of any Security when the same becomes due and payable at maturity, upon redemption or otherwise or default in the purchase of any Security on the Excess Proceeds Payment Date or the Change of Control Payment Date pursuant to an Excess Proceeds Offer or Change of Control Offer which has been made to Holders; (iii) failure by the Company in the performance of any covenant contained in the Securities or the Indenture, which failure continues for 30 days after written notice by the Trustee or Holders of at least 25% of the aggregate principal amount of the Securities outstanding; (iv) failure by the Company or any Significant Subsidiary which is a Restricted Subsidiary to pay principal of or, for a period of five days, interest on any Indebtedness for borrowed money (other than the Securities) when the same becomes due and payable and the principal amount of such Indebtedness exceeds $5,000,000 in the aggregate; (v) failure by the Company or any Significant Subsidiary which is a Restricted Subsidiary with respect to any Indebtedness for borrowed money exceeding $5,000,000 in the aggregate, which results in the same becoming due and payable or being declared due and payable; (vi) failure by the Company or any Significant Subsidiary which is a Restricted Subsidiary to pay any final judgment or order for more than $5,000,000, which failure continues for 60 days;
(vii) the occurrence of certain bankruptcy related events; or (viii) the failure of any Security Document to be in full force and effect in all material respects.

      If an Event of Default occurs and is continuing other than pursuant to the occurrence of certain bankruptcy related events, then either the Trustee or the registered owners of at least 25% in aggregate principal amount of the Securities, by notice in writing to the Company (and to the Trustee if given by Holders), may declare the unpaid principal of and accrued but unpaid interest on all the Securities to be due and payable, and upon any such declaration the same shall become immediately due and payable.

      If an Event of Default occurs pursuant to certain bankruptcy related events, the unpaid principal of and accrued interest but unpaid interest on all of the Securities shall ipso facto become and be immediately due and payable with any declaration or other act on the part of the Trustee or any Holder.

      The Holders of a majority in principal amount of the then outstanding Securities by written notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except non-payment of principal or interest that has become due solely because of the acceleration) have been cured or waived.

      The Indenture provides that the Trustee shall give the holders notice of any event which is an Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in the payment on any Security, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interest of the Holders.

      (B) AUTHENTICATION AND DELIVERY OF SECURITIES; APPLICATION OF PROCEEDS. Each Security will be signed by one Officer of the Company. A Security will not be valid until authenticated by the manual signature of the Trustee, such signature to be conclusive evidence that the Security has been authenticated under the Indenture.

      No provisions are contained in the Indenture with respect to use by the Company of proceeds of issuance of the Securities. There will be no proceeds from the issuance of the Securities because such securities will be issued pursuant to a plan of reorganization approved by the United States Bankruptcy Court in exchange for the discharge of certain claims arising from ownership of certain securities of and claims against the debtors involved in the bankruptcy proceeding.

      (C) RELEASE OF COLLATERAL. The Indenture provides that requests for releases of collateral from the Trustee must comply with the Trust Indenture Act, to the extent applicable, and that dispositions of collateral in the Ordinary Course of Business shall not be deemed to impair the security interest of the Holders under the Security Documents.

      (D) SATISFACTION AND DISCHARGE. The Indenture provides that the Indenture will cease to be of further effect, if (i) either (a) the Company has delivered the Securities (other than (1) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in the Indenture and (2) Securities for whose payment has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust as provided in the Indenture) have been delivered to the Trustee cancelled or for cancellation or (b) the Securities not theretofore delivered to the Trustee cancelled or for cancellation (1) have become due and payable or (2) will become due and payable at their stated maturity within one year or (3) are to be called for redemption within one year, and in the case of (1), (2) and (3), the Company has irrevocably deposited with the Trustee trust funds in trust in an amount sufficient to pay principal and interest on the Securities to maturity or redemption, as the case may be; (ii) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an Officer's Certificate stating that all conditions precedent provided in the Indenture relating to satisfaction and discharge of the Indenture have been complied with. In the event the Securities are defeased as aforesaid, the Company will be relieved of its obligations under the Indenture, with certain specified exceptions.

      (E) EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS. The Company is required to furnish the Trustee (within 120 days after the end of each fiscal year) with an Officers' Certificate of the Company relating to the knowledge of such officers with respect to performance of each covenant in the Indenture by the Company and to the existence of any Default that occurred during the fiscal year, and if they do know of a Default, describing it and its status.

      The Indenture provides that upon any application or request by the Company to the Trustee to take any action under a provision of the Indenture, the Company must furnish to the Trustee such certificates and opinions as are required by the Trust Indenture Act or the Indenture. Each such certificate or opinion must be in the form of an Officers' Certificate or an Opinion of Counsel. Any certificate or opinion must comply with the requirements of the Trust Indenture Act and the Indenture.




9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the Applicant, who is an obligor upon the Indenture Securities.

            Shieldalloy Metallurgical Corporation
            12 West Boulevard
            Newfield, NJ  08344

CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

      (a)   Pages numbered __ to __, consecutively. (1)

      (b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified on Form T-l.

      (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

            Exhibit T3A.1     Certificate of Incorporation of the Applicant.

            Exhibit T3A.2     Certificate of Amendment to the Certificate of
                              Incorporation of the Applicant.

            Exhibit T3A.3     Certificate of Incorporation of the
                              reorganized Applicant.

            Exhibit T3B.1     Amended and Restated By-Laws of the Applicant.

            Exhibit T3B.2     By-Laws of the reorganized Applicant.

            Exhibit T3C       Form of Indenture to be qualified (including
                              forms of Security, Security Agreement and Pledge
                              Agreement attached as Exhibits A, B and C, respectively, thereto).

            Exhibit T3E.1     Joint Disclosure Statement for Fourth
                              Amended and Restated Joint Plan of Reorganization, dated December 18, 1996 (including the appendices and exhibits attached thereto).

            Exhibit T3E.2     Form of Ballots.

            Exhibit T3E.3     Supplement to Joint Disclosure Statement for
                              Fourth Amended and Restated Joint Plan of
                              Reorganization dated December 18, 1996 (including the exhibit attached thereto).

            Exhibit T3E.4     Notice of Entry of Order Confirming Debtors'
                              Fourth Amended and Restated Joint Plan of
                              Reorganization.

            Exhibit T3E.5     Amended Notice of Entry of Order Confirming
                              Debtors' Fourth Amended and Restated Joint Plan of Reorganization.

            Exhibit T3E.6     Post Confirmation Order and Notice.

            Exhibit T3F       See the cross-reference sheet contained in the
                              Indenture filed herewith as Exhibit T3C.

------------------

(1) Pursuant to Rule 309(a) of Regulation S-T, requirements as to sequential numbering shall not apply to this electronic format document.

                                   SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Metallurg, Inc., a corporation organized and existing under the laws of New York, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, State of New York, on the 21st day of March, 1997.

                                          METALLURG, INC.



                                          By /s/ Eric L. Schondorf
                                             ------------------------
Attest:    /s/ Amy I. Pandit              Name:  Eric L. Schondorf
                                          Title: Vice President, General Counsel
                                                    and Secretary

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
             UNDER THE TRUST INDENTURE ACT OF 1939, AS AMENDED, OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

                      CHECK IF AN APPLICATION TO DETERMINE
                      ELIGIBILITY OF A TRUSTEE PURSUANT TO
                               SECTION 305 (B)(2)



                        IBJ SCHRODER BANK & TRUST COMPANY
               (EXACT NAME OF TRUSTEE AS SPECIFIED IN ITS CHARTER)

      New York                                                   13-5375195
(State of Incorporation                                      (I.R.S. Employer
if not a U.S. national bank)                                 Identification No.)

One State Street, New York, New York                                10004
(Address of principal executive offices)                          (Zip code)

                        Barbara McCluskey, Vice President
                        IBJ Schroder Bank & Trust Company
                                One State Street
                            New York, New York 10004
                                 (212) 858-2000
            (Name, Address and Telephone Number of Agent for Service)

                                 METALLURG, INC.
               (Exact name of obligor as specified in its charter)


      Delaware                                                   98-0160214
(State or jurisdiction of                                    (I.R.S. Employer
incorporation or organization)                               Identification No.)

27 EAST 39TH STREET
NEW, YORK, NEW YORK
                                                                     10016
(Address of principal executive office)                            (Zip code)



                  $60,000,000 12% SENIOR SECURED NOTES DUE 2007
                         (Title of Indenture Securities)

Item 1.     General information

            Furnish the following information as to the trustee:

           (a) Name and address of each examining or supervising authority to which it is subject.

                  New York State Banking Department
                  Two Rector Street
                  New York, New York

                  Federal Deposit Insurance Corporation
                  Washington, D.C.

                  Federal Reserve Bank of New York Second District 33 Liberty Street
                  New York, New York

            (b)   Whether it is authorized to exercise corporate trust powers.

                        Yes


Item 2.     Affiliations with the Obligor.

            If the obligor is an affiliate of the trustee, describe each such affiliation.

            The obligor is not an affiliate of the trustee.


Item 3.     Voting securities of the trustee.

            Furnish the following information as to each class of voting securities of the trustee:

                             As of March 21, 1997


            Col. A                                              Col. B
        Title of class                                     Amount Outstanding


                                 Not Applicable

Item 4.     Trusteeships under other indentures.

            If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, furnish the following information:

            (a) Title of the securities outstanding under each such other indenture

                                 Not Applicable

            (b) A brief statement of the facts relied upon as a basis for the claim that no conflicting interest within the meaning of
                  Section 310 (b) (1) of the Act arises as a result of the trusteeship under any such other indenture, including a statement as to how the indenture securities will rank as compared with the securities issued under such other indenture.

                                 Not Applicable

Item 5. Interlocking directorates and similar relationships with the obligor or underwriters.

            If the trustee or any of the directors or executive officers of the trustee is a director, officer, partner, employee, appointee, or representative of the obligor or of any underwriter for the obligor, identify each such person having any such connection and state the nature of each such connection.

                                 Not Applicable


Item 6. Voting securities of the trustee owned by the obligor or its officials.

            Furnish the following information as to the voting securities of the trustee owned beneficially by the obligor and each director, partner, and executive officer of the obligor:

                             As of March 21, 1997



    Col A                Col. B            Col. C                Col. D
Name of Owner        Title of class     Amount owned        Percent of voting
                                        beneficially   securities represented by
                                                         amount given in Col. C



______________       ______________    _______________  ________________________

                                 Not Applicable

Item 7. Voting securities of the trustee owned by underwriters or their officials.

            Furnish the following information as to the voting securities of the trustee owned beneficially by each underwriter for the obligor and each director, partner and executive officer of each such underwriter:

                             As of March 21, 1997



    Col A                Col. B            Col. C                Col. D
Name of Owner        Title of class     Amount owned        Percent of voting
                                        beneficially   securities represented by
                                                         amount given in Col. C



______________       ______________    _______________  ________________________

                                 Not Applicable



Item 8.     Securities of the obligor owned or held by the trustee

            Furnish the following information as to securities of the obligor owned beneficially or held as collateral security for obligations in default by the trustee:


                              As of March 21, 1997




   Col A           Col. B            Col. C                    Col. D
Name of Owner  Title of class     Amount owned            Percent of voting
                               beneficially or held as securities represented by collateral security for amount given in Col. C obligations in default

______________  _____________  _______________________   ______________________



                                 Not Applicable

Item 9.     Securities of underwriters owned or held by the trustee.

            If the trustee owns beneficially or holds as collateral security for obligations in default any securities of an underwriter for the obligor, furnish the following information as to each class of securities of such underwriter any of which are so owned or held by the trustee:


                              As of March 21, 1997




   Col A           Col. B            Col. C                    Col. D
Name of Owner  Title of class     Amount owned            Percent of voting
                               beneficially or held as securities represented by collateral security for amount given in Col. C obligations in default

______________  _____________  _______________________   ______________________



                                 Not Applicable





Item 10. Ownership or holdings by the trustee of voting securities of certain affiliates or securityholders of the obligor.

            If the trustee owns beneficially or holds as collateral security for obligations in default voting securities of a person who, to the knowledge of the trustee (1) owns 10 percent or more of the voting securities of the obligor or (2) is an affiliate, other than a subsidiary, of the obligor, furnish the following information as to the voting securities of such person:


                              As of March 21, 1997




   Col A           Col. B            Col. C                    Col. D
Name of Owner  Title of class     Amount owned            Percent of voting
                               beneficially or held as securities represented by collateral security for amount given in Col. C obligations in default

______________  _____________  _______________________   ______________________



                                 Not Applicable

Item 11. Ownership or holdings by the trustee of any securities of a person owning 50 percent or more of the voting securities of the obligor.

            If the trustee owns beneficially or holds as collateral security security for obligations in default any securities of a person who, to the knowledge of the trustee, owns 50 percent or more of the voting securities of the obligor, furnish the following information as to each class of securities of such any of which are so owned or held by the trustee:

                             As of March 21, 1997


         Col. A                            Col. B                   Col. C
  Nature of Indebtedness              Amount Outstanding           Date Due

  ______________________              _________________            _________




                                 Not Applicable


Item 12.    Indebtedness of the Obligor to the Trustee.

            Except as noted in the instructions, if the obligor is indebted to the trustee, furnish the following information:


                              As of March 21, 1997




   Col A           Col. B            Col. C                    Col. D
Name of Owner  Title of class     Amount owned            Percent of voting
                               beneficially or held as securities represented by collateral security for amount given in Col. C obligations in default

______________  _____________  _______________________   ______________________



                                 Not Applicable





Item 13.    Defaults by the Obligor.

            (a) State whether there is or has been a default with respect to the securities under this indenture. Explain the nature of any such default.

                                 Not Applicable

            (b) If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, or is trustee for more than one outstanding series of securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.

                                 Not Applicable


Item 14.    Affiliations with the Underwriters

            If any underwriter is an affiliate of the trustee, describe each such affiliation.

                                 Not Applicable


Item 15.    Foreign Trustees.

            Identify the order or rule pursuant to which the foreign trustee is authorized to act as sole trustee under indentures qualified or to be qualified under the Act.

                                 Not Applicable


Item 16.    List of Exhibits.

            List below all exhibits filed as part of this statement of eligibility.

               *1. A copy of the Charter of IBJ Schroder Bank & Trust Company as amended to date. (See Exhibit 1A to Form T-1, Securities and Exchange Commission File No. 22-18460).

               *2. A copy of the Certificate of Authority of the Trustee to Commence Business (Included in Exhibit I above).

               *3. A copy of the Authorization of the Trustee, as amended to date (See Exhibit 4 to Form T-1, Securities and Exchange Commission File No. 22-19146).

               *4. A copy of the existing By-Laws of the Trustee, as amended to date (See Exhibit 4 to Form T-1, Securities and Exchange Commission File No. 22-19146).

               5. A copy of each Indenture referred to in Item 4, if the Obligor is in default. Not Applicable.

               6. The consent of the United States institutional trustee required by Section 321(b) of the Act.

               7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

* The Exhibits thus designated are incorporated herein by reference as exhibits hereto. Following the description of such Exhibits is a reference to the copy of the Exhibit heretofore filed with the Securities and Exchange Commission, to which there have been no amendments or changes.


                                      NOTE

      In answering any item in this Statement of Eligibility which relates to matters peculiarly within the knowledge of the obligor and its directors or officers, the trustee has relied upon information furnished to it by the obligor.

      Inasmuch as this Form T-1 is filed prior to the ascertainment by the trustee of all facts on which to base responsive answers to Item 2, the answer to said Item are based on incomplete information.

      Item 2, may, however, be considered as correct unless amended by an amendment to this Form T-1.

      Pursuant to General Instruction B, the trustee has responded to Items 1, 2 and 16 of this form since to the best knowledge of the trustee as indicated in Item 13, the obligor is not in default under any indenture under which the applicant is trustee.

                                    SIGNATURE



Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, IBJ Schroder Bank & Trust Company, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility & qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 21st day of March, 1997.



                                          IBJ SCHRODER BANK & TRUST COMPANY


                                          By:   /S/ BARBARA MCCLUSKEY
                                               Barbara McCluskey
                                               Vice President

                                    EXHIBIT 6

                               CONSENT OF TRUSTEE




Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, as amended, in connection with the issue by, Metallurg, Inc. of its 12% Senior Secured Notes due 2007 we hereby consent that reports of examinations by Federal, State, Territorial, or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.


                                          IBJ SCHRODER BANK & TRUST COMPANY



                                          By:  /S/ BARBARA MCCLUSKEY
                                               Barbara McCluskey
                                               Vice President







Dated: March 21, 1997

                                                                       EXHIBIT 7


                      CONSOLIDATED REPORT OF CONDITION OF
                       IBJ SCHRODER BANK & TRUST COMPANY
                             OF NEW YORK, NEW YORK
                     AND FOREIGN AND DOMESTIC SUBSIDIARIES


                        REPORT AS OF SEPTEMBER 30, 1996



                                                                            DOLLAR AMOUNTS
                                                                            IN THOUSANDS
                                                                            ------------

                                          ASSETS
                                          ------

Cash and balance due from depository institutions:
    Noninterest-bearing balances and currency and coin   .....................$   34,228
    Interest-bearing balances.................................................$  229,175

Securities:    Held-to-maturity securities....................................$  174,707
                     Available-for-sale securities............................$   36,168

Federal funds sold and securities purchased under
agreements to resell in domestic offices of the bank
and of its Edge and Agreement subsidiaries and in IBFs:
    Federal Funds sold........................................................$   15,062
    Securities purchased under agreements to resell...........................$      -0-

Loans and lease financing receivables:
    Loans and leases, net of unearned income......................$ 1,780,278
    LESS: Allowance for loan and lease losses.....................$    56,976
    LESS: Allocated transfer risk reserve.........................$       -0-
    Loans and leases, net of unearned income, allowance, and reserve..........$1,723,302

Trading assets held in trading accounts.......................................$      622

Premises and fixed assets (including capitalized leases)......................$    4,264

Other real estate owned.......................................................$      397

Investments in unconsolidated subsidiaries and associated companies...........$      -0-

Customers' liability to this bank on acceptances outstanding..................$      105

Intangible assets.............................................................$      -0-

Other assets..................................................................$  153,290


TOTAL ASSETS..................................................................$2,371,320






                                        LIABILITIES


Deposits:
    In domestic offices.......................................................$  671,747
        Noninterest-bearing ......................................$  224,231
        Interest-bearing .........................................$  447,516

    In foreign offices, Edge and Agreement subsidiaries, and IBFs.............$  856,540
        Noninterest-bearing ......................................$   17,313
        Interest-bearing .........................................$  839,227

Federal funds purchased and securities sold under agreements to repurchase in domestic offices of the bank and of its Edge and Agreement subsidiaries, and in IBFs:

    Federal Funds purchased...................................................$  430,500
    Securities sold under agreements to repurchase............................$      -0-

Demand notes issued to the U.S. Treasury......................................$   50,000

Trading Liabilities...........................................................$      539

Other borrowed money:
    a) With a remaining maturity of one year or less..........................$   61,090
    b) With a remaining maturity of more than one year........................$    7,647

Mortgage indebtedness and obligations under capitalized leases................$      -0-

Bank's liability on acceptances executed and outstanding......................$      105

Subordinated notes and debentures.............................................$      -0-

Other liabilities.............................................................$   77,289


TOTAL LIABILITIES.............................................................$2,155,457

Limited-life preferred stock and related surplus..............................$      -0-


                                      EQUITY CAPITAL


Perpetual preferred stock and related surplus.................................$      -0-

Common stock..................................................................$   29,649

Surplus (exclude all surplus related to preferred stock)......................$  217,008

Undivided profits and capital reserves........................................$  (30,795)

Net unrealized gains (losses) on available-for-sale securities................$        1

Cumulative foreign currency translation adjustments...........................$      -0-


TOTAL EQUITY CAPITAL..........................................................$  215,863

TOTAL LIABILITIES AND EQUITY CAPITAL..........................................$2,371,320



                                 EXHIBIT INDEX

Exhibit Name and Number                                           Page No.
-----------------------                                           --------

Exhibit T3A.1     Certificate of Incorporation of the Applicant.

Exhibit T3A.2     Certificate of Amendment to the Certificate of
                  Incorporation of the Applicant.

Exhibit T3A.3     Certificate of Incorporation of the
                  reorganized Applicant.

Exhibit T3B.1     Amended and Restated By-Laws of the Applicant.

Exhibit T3B.2     By-Laws of the reorganized Applicant.

Exhibit T3C       Form of Indenture to be qualified (including
                  forms of Security, Security Agreement and Pledge
                  Agreement attached as Exhibits A, B and C, respectively, thereto).

Exhibit T3E.1     Joint Disclosure Statement for Fourth
                  Amended and Restated Joint Plan of Reorganization, dated December 18, 1996 (including the appendices and exhibits attached thereto).

Exhibit T3E.2     Form of Ballots.

Exhibit T3E.3     Supplement to Joint Disclosure Statement for
                  Fourth Amended and Restated Joint Plan of
                  Reorganization dated December 18, 1996 (including the exhibit attached thereto).

Exhibit T3E.4     Notice of Entry of Order Confirming Debtors'
                  Fourth Amended and Restated Joint Plan of
                  Reorganization.

Exhibit T3E.5     Amended Notice of Entry of Order Confirming
                  Debtors' Fourth Amended and Restated Joint Plan of Reorganization.

Exhibit T3E.6     Post Confirmation Order and Notice.

Exhibit T3F       See the cross-reference sheet contained in the
                  Indenture filed herewith as Exhibit T3C.





                                    13